Exhibit 12.

Questar Market Resources, Inc.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2008	2007
	(dollars in millions)
Earnings
Income before income taxes and adjustment for income or loss from equity investees	$457.2	$917.7	$653.2
Add (deduct):
Fixed charges	72.6	69.1	37.1
Distributed income from equity investees	1.1	0.5	10.4
Capitalized interest		(4.9)
Noncontrolling interest in pre-tax income of subsidiary that has not incurred fixed charges	(2.6)	(9.0)
Total Earnings	$528.3	$973.4	$700.7

Fixed Charges
Interest expense	$ 70.3	$ 62.2	$ 35.6
Capitalized interest		4.9
Estimate of the interest within rental expense	2.3	2.0	1.5
Total Fixed Charges	$ 72.6	$ 69.1	$ 37.1

Ratio of Earnings to Fixed Charges	7.3	14.1	18.9

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, earnings and distributions of equity investees. Income before income taxes includes Market Resources’ share of pretax earnings of equity investees. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.